File No.     -

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION PURSUANT TO SECTION 17(d) OF THE

INVESTMENT COMPANY ACT OF 1940, AS AMENDED,

AND RULE 17d-1 THEREUNDER.

In the Matter of:

NUVEEN INVESTMENT FUNDS, INC. with respect to its

existing and future portfolio series

NUVEEN FUND ADVISORS, INC.

U.S. BANK NATIONAL ASSOCIATION

Communications, Notice and Order to:

Kathleen Prudhomme, Esq.

Nuveen Investment Funds, Inc.

800 Nicollet Mall

Minneapolis, MN 55402

and

Gifford Zimmerman, Esq.

Nuveen Fund Advisors, Inc.

333 West Wacker Drive

Chicago, IL 60606

and

Richard Ertel, Esq.

U.S. Bank National Association

800 Nicollet Mall

Minneapolis, MN 55402

with a copy to:

Philip Newman, Esq.

Goodwin Procter LLP

Exchange Place, 53 State Street

Boston, MA 02109

This Application contains 18 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

IN THE MATTER OF	APPLICATION PURSUANT TO
SECTION 17(d) OF THE INVESTMENT
NUVEEN INVESTMENT FUNDS, INC.	COMPANY ACT OF 1940, AS
with respect to its existing and future portfolio	AMENDED, AND RULE 17d-1
series	THEREUNDER

NUVEEN FUND ADVISORS, INC.

U.S. BANK NATIONAL ASSOCIATION

File No. -

I - INTRODUCTION

Nuveen Investment Funds, Inc. (“NIF”), Nuveen Fund Advisors, Inc. (“Nuveen Advisors”) and U.S. Bank National Association (the “Bank,” and together with NIF and Nuveen Advisors, the “Applicants”) hereby apply for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 17d-1 thereunder permitting the Bank to provide services as a securities lending agent for NIF and, in connection therewith, receive compensation based upon a share of the income from securities loans, as described herein. The Applicants further request that any exemptive relief granted by the Commission in response to this request be applicable to services provided by the Bank as securities lending agent and the compensation received by the Bank in connection therewith for any other registered investment company or portfolio series thereof now existing or hereafter established for which Nuveen Advisors or any person controlling, controlled by or under common control with Nuveen Advisors serves as investment adviser, subject to compliance by the Bank and such other registered investment company and investment adviser thereof with the terms and conditions of such relief.

II - THE APPLICANTS AND RELATED PARTIES

A. Nuveen Investment Funds, Inc. NIF, a Maryland corporation, is registered with the Commission as a management investment company under the 1940 Act. NIF operates as a “series” company and currently has shares outstanding representing interests in 37 portfolio series (each a “Fund”), with each Fund representing a separate investment portfolio with its own investment objective and policies.

B. Nuveen Fund Advisors, Inc. Nuveen Advisors, a Delaware corporation, is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and currently serves as the investment adviser of the Funds.1 Nuveen Asset Management, LLC, a Delaware limited liability company and wholly-owned subsidiary of Nuveen Advisors, is also registered with the Commission as an investment adviser under the Advisers Act and currently serves as the sub-adviser to each Fund.

C. U.S. Bank National Association. The Bank is a national banking association organized under the laws of the United States and a subsidiary of U.S. Bancorp, a multi-state financial holding company headquartered in Minneapolis, Minnesota. The Bank is engaged in the general banking business, principally in domestic markets, and qualifies as a “bank” within the meaning of Section 2(a)(5) of the 1940 Act. The Bank provides a wide range of products and services to individuals, businesses, institutional organizations, governmental entities and other financial institutions. Commercial and consumer lending services are principally offered to customers within the Bank’s domestic markets, to domestic customers with foreign operations and within certain niche national venues. Lending services include traditional credit products as well as credit card services, financing and import/export trade, asset-backed lending, agricultural finance and other products. Leasing products are offered through non-bank subsidiaries. Depository services include checking accounts, savings accounts and certificates of deposit. Ancillary services such as foreign exchange, treasury management and receivable lock-box collection are provided to corporate customers. The Bank provides a variety of fiduciary services for individuals and institutions, including services as a trustee and/or discretionary investment manager. The Bank also provides traditional custody and related services for institutional accounts, including securities lending agency services.

The Bank currently serves as both custodian and securities lending agent for the 34 Funds that engage in securities lending activities from time to time (each such Fund, a “Lending Fund”). In addition, in its capacity as trustee and/or discretionary investment manager of various fiduciary accounts, the Bank owns, controls or holds with power to vote 5% or more of the shares of one or more of the Funds and may, from time to time, beneficially own more than 25% of the shares of one or more Funds.

III - BACKGROUND

A. General. The Bank makes available to its custody clients, including the Funds, a program of services (the “Program”) pursuant to which such clients may seek to obtain additional income from lending their securities to eligible borrowers (each, a “Borrower”). Lenders participating in the Program (each, a “Lender”) include mutual funds, pension plans, charities, foundations and endowments, not for profit organizations, corporations, insurance companies, Taft-Hartley plans, and municipalities and other public entities. The Bank currently serves as lending agent for Lenders with more than $51 billion of lendable assets in the aggregate. As of March 31, 2011, there were approximately $8 billion in securities on loan pursuant to the Program. NIF has participated as a Lender in the Program on behalf of one or more Funds continuously since 1996.2

[1]

Prior to January 1, 2011, FAF Advisors, Inc., a wholly owned subsidiary of the Bank, served as the investment adviser of each Fund. In connection with the sale of a portion of the Bank’s long-term asset management business, Nuveen Advisors was appointed as the investment adviser of each Fund.

[2]

The Bank currently provides services as lending agent for NIF and receives compensation in connection therewith based upon a share of the income derived from the investment of cash collateral in reliance upon a prior exemptive order of the Commission and a series of no-action letters related thereto. See First American Investment Funds, Inc., et al., Investment Company Act Release Nos. 22245 (Sept. 24, 1996) (the “Prior Order”) and 22181 (Aug. 28, 1996) (notice); First American Investment Funds, Inc. (pub. avail. Apr. 6, 1998); U.S. Bancorp Asset Management, Inc., et al. (pub. avail. Dec. 11, 2001); and Nuveen Asset Management, Inc., et al. (pub. avail. Dec. 30, 2010) . If a new order is issued by the Commission providing the relief requested herein (a “New Order”), the Bank, NIF and Nuveen Advisors will cease to rely upon the Prior Order (and related no-action letters) and will rely exclusively upon the New Order with respect to the Bank’s services as securities lending agent for NIF. The Bank also serves as securities lending agent for First American Funds, Inc., a registered investment company for which U.S. Bancorp Asset Management, Inc. (“USBAM”), a wholly owned subsidiary of the Bank, serves as investment adviser. The Bank, USBAM and First American Funds, Inc. will continue to rely upon the Prior Order (and related no-action letters) in connection with the compensation received by the Bank for such services.

B. Description of the Program.

NIF participates as a Lender in the Program pursuant to a securities lending agency agreement (the “Lending Agency Agreement”) with the Bank. The Lending Agency Agreement authorizes the Bank to perform a variety of services, as agent for each Lending Fund, in connection with processing loans of securities to third parties that are eligible to participate in the Program as borrowers of securities (each, a “Borrower”). Pursuant to the Lending Agency Agreement, the Bank is authorized to enter into a master borrowing agreement (a “Borrowing Agreement”) on behalf of each Lending Fund with each Borrower. Together, the Lending Agency Agreement and the Borrowing Agreement establish the principal terms and conditions of each loan, including: the types of securities available to be loaned; the initial and on-going collateralization requirements for each loan (including the types of instruments that may be accepted as collateral); the obligations of the Lending Fund to make payments to Borrowers with respect to cash received as collateral on loans; the obligations of the Borrower to make substitute payments to the Lending Fund for dividends and other distributions paid on loaned securities; the rights and obligations of the parties in the event of a default in connection with a loan; and the obligations, upon termination of a loan, of the Lending Fund to return the collateral to the Borrower (along with any unpaid Borrower’s Rebate, as described below) and of the Borrower to return the loaned securities to the Lending Fund (together with any substitute payments or other amounts owed by the Borrower to the Lending Fund).

As part of the Program, the Bank maintains a list of Borrowers that the Bank believes to be creditworthy and that are eligible to participate in the Program as borrowers of securities from Lenders. Either directly or through Nuveen Advisors in its capacity as investment adviser of the Lending Funds, NIF approves the list of Borrowers and may prohibit or otherwise restrict lending activities for the Funds with any Borrower. Among other things, NIF may provide the Bank with guidelines establishing the maximum dollar amount or percentage of assets that may be subject to loans with any Borrower from time to time for the Lending Funds, individually and/or in the aggregate.

During the term of each loan, the Lending Fund is entitled to receive the economic benefits of an owner of the securities that are the subject of the loan. The Borrower is obligated to make substitute payments to the Lending Fund in an amount equal to the amount of all dividends and distributions payable with respect to the loaned securities during the term of the loan. In addition, the Lending Fund retains the authority to terminate a loan at any time for any reason, including to exercise voting rights or receive dividend payments directly from the issuer or to participate in other corporate actions with respect to the issuer. Each Borrowing Agreement provides that, within three (3) trading days of the Lending Fund giving notice of the termination of any loan (or such other time period as is the customary settlement period for the loaned securities), the Borrower is required to transfer the loaned securities (or certificates for identical securities) to the Bank, as custodian for the Lending Fund.

The amount and type of collateral the Bank is authorized to accept from a Borrower varies according to the type of securities loaned. For all loans, the Bank is authorized to accept cash as collateral. If authorized by a Lending Fund, the Bank may also accept other types of collateral, such as U.S. Government Securities, irrevocable letters of credit or such other instruments as may be permissible for registered investment companies under applicable guidance provided from time to time by the Commission and the staff of the Commission. The value of the collateral required at the initiation of each loan ranges from between 102% and 105% of the value of the securities loaned. To the extent the amount of the cash collateral during the term of a loan for any Lending Fund is less than a specified percentage of the value of the loaned securities on any business day (in no event less than 100% of such value), the Borrower is obligated to deliver on the following business day additional collateral to the Bank as agent for the Lending Fund. Should a Borrower fail to transfer such additional collateral, the Lending Agent may terminate the loan and require a Borrower to return the loaned securities or institute other remedies against a Borrower, which remedies are designed to permit the Lending Fund to recover the value of the loaned securities and other payment obligations of the Borrower with respect to such loaned securities, together with reimbursement for other liabilities incurred by the Lending Fund in connection with such Borrower’s failure to return the securities. Upon termination of the loan, the Lending Fund is responsible for returning to the Borrower the principal amount of the collateral (plus any amounts that may be payable as a rebate on the cash collateral, as discussed further below).

Pursuant to the Lending Agency Agreement, NIF authorizes and directs the Bank, as agent for the Lending Funds, to invest all cash received as collateral in accordance with specific investment guidelines provided by NIF with respect to each Lending Fund. Such guidelines identify the particular investment vehicle in which the cash collateral may be invested. At the direction of the Board of Directors of NIF (the “Board”), including a majority of the members of the Board who are not “interested persons” of any Fund within the meaning of Section 2(a)(19) of the 1940 Act (the “Independent Directors”), all cash collateral received from Borrowers in connection with loans by Lending Funds is currently being invested in the Prime Portfolio (“Prime Portfolio”) of Mount Vernon Securities Lending Trust (the “MVSL Trust”) in accordance with Rule 12d1-1 under the 1940 Act. MVSL Trust is registered with the Commission as an open-end management investment company under the 1940 Act and the Prime

Portfolio is operated as a “money market mutual fund” in accordance with Rule 2a-7 under the 1940 Act. Shares of the Prime Portfolio are offered exclusively as an option for the investment of cash collateral in the Program and are not otherwise available for purchase by the public. USBAM serves as the investment adviser of Prime Portfolio.

Pursuant to each Borrowing Agreement, the Lending Fund commits to pay the Borrower an amount determined based on a specified rate of interest on the cash held as collateral during the term of each loan (referred to as the “Borrower’s Rebate”), although in certain instances involving securities that are difficult to borrow, the Borrower may agree to forgo the receipt of interest on the cash collateral and may further commit to pay the Lending Fund additional amounts as consideration for the loan (referred to as a “Negative Rebate”). The investment of the cash collateral during the term of the loan is intended to produce a return that will permit the Lending Fund to realize net income after satisfying its obligation to pay any Borrower’s Rebate. Pursuant to the Lending Agency Agreement, the aggregate amount of the return on the investment of the cash collateral, reduced by the Borrower’s Rebate (or increased by the amount of any Negative Rebate), is split between the Lending Fund and Bank in accordance with percentages agreed to from time to time by the Board of Directors of NIF (including a majority of the Independent Directors) and the Bank (the sharing of such net amount being referred to as the “Fee Split Arrangement”). In all events, the Lending Fund is responsible for making payment in full to the Borrower of the amount of the Borrower’s Rebate, if any, and the principal amount of the cash collateral.3 The amount of the return on the investment of cash collateral, reduced by any Borrower’s Rebate (or increased by any Negative Rebate) is referred to in this Application as “Securities Lending Revenue.” Fee Split Arrangements are designed to align the interests of the Lending Fund with the interests of the Bank, as agent for the Lending Fund, by compensating both parties based upon the Securities Lending Revenue achieved from securities loans.

The extent to which a Lending Fund is able to realize Securities Lending Revenue from participation as a Lender in the Program is primarily dependent upon the following factors: (i) the returns available from the investment of cash collateral; (ii) the amount of the Borrower’s Rebates or Negative Rebates paid or received, as the case may be; and (iii) the volume of loans by the Lending Fund. The amount of the Borrower’s Rebate or Negative Rebate for any loan is determined at the time of each loan by agreement between the Borrower and the Bank (as agent for the Lending Fund) based upon (A) the availability in the market place generally of the particular security to be borrowed (i.e., the supply of and demand for borrowing the particular security), (B) the prevailing rates of interest in the market on overnight cash and (C) the return that can reasonably be expected from an investment of the cash collateral in accordance with the Lending Fund’s investment guidelines for cash collateral. The volume of loans outstanding from time to time for any Lending Fund is a function of the demand by Borrowers for the particular securities held by the Lending Fund and the ability of such Borrowers to borrow such securities on the same or more favorable terms from other lenders. The Bank makes portfolio securities of the Lending Funds and other Lenders participating in the Program available to Borrowers based upon an automated queuing system licensed by the Bank that is reasonably designed to ensure that loans are allocated among all Lenders on a fair and reasonable basis.

[3]

With respect to any loans collateralized with securities (rather than cash), the Borrower pays a loan fee to the Lending Fund and the amount of the loan fee is divided between the Lending Fund and the Bank in accordance with the terms of the Lending Agency Agreement. To date, substantially all loans for the Funds have been collateralized exclusively with cash.

As the sponsor of the Program and lending agent for NIF, the Bank is responsible for, among other things, soliciting Borrowers and/or receiving inquiries from Borrowers for the loan of securities; negotiating the amount of the Borrower’s Rebate and/or Negative Rebate for each loan; effecting the delivery of securities to the Borrower at the time of the loan and the receipt of securities from the Borrower upon termination of the loan; daily reconciliation of loan positions and monitoring of compliance with applicable restrictions on loans; daily monitoring and marking to market the value of loaned securities and collateral; collecting additional collateral and/or returning excess collateral, as appropriate; monitoring and facilitating payment/recognition of corporate actions and dividend entitlements; coordinating the receipt of payments by Borrowers to the Lending Funds and/or delivery of payments by Lending Funds to Borrowers in accordance with the terms of each loan; coordinating the investment of cash collateral in accordance with investment guidelines provided by the Lending Funds; and providing such reports and performing such other administrative tasks as may be agreed upon from time to time between the Bank and NIF.

IV - PROPOSED RELIEF REGARDING LENDING AGENT FEES

A. Relief Requested. The Applicants request an order in accordance with Section 17(d) of the 1940 Act and pursuant to Rule 17d-l thereunder permitting the Funds to pay, and the Bank to accept, fees for services provided as the Funds’ securities lending agent based on a Fee Split Arrangement.

B. Applicable Law.

Section 17(d) of the 1940 Act and Rule 17d-l thereunder, in relevant part, make it unlawful for any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan, in which such investment company is a joint participant, unless an application regarding such joint enterprise or other joint arrangement or profit-sharing plan has been filed with the Commission and an order with respect thereto has been granted by the Commission. Rule 17d-l(b) provides that, in passing upon any such application, the Commission will consider whether the participation of such registered investment company in such joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants. The Applicants believe the requested relief meets the standards set forth in Rule 17d-1(b).

Rule 17d-l(c) defines the term “joint enterprise or other joint arrangement or profit-sharing plan” to mean “any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company . . . and any affiliated person of . . . such registered investment company, or any affiliated person of such person. . . have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking. . .” The basic policy underlying Section 17(d) and Rule 17d-1 is to prevent affiliates of investment companies from taking advantage of their relationship and to otherwise regulate potential conflicts of interest between an investment company and its affiliates. The staff of the Division of Investment Management of the Commission (the “Staff”) has suggested that such issues may exist where an affiliated person, or an affiliated person of an affiliated person, of an investment company negotiates and accepts a fee determined based on a share of the revenue generated by a fund’s securities lending activities, as is contemplated by the Fee Split Arrangement.4

Section 2(a)(3)(A) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of such other person. In its capacity as a trustee and/or discretionary investment manager of various fiduciary accounts, the Bank owns, controls, or holds with power to vote, 5% or more of the shares of one or more of the Funds. In addition, from time to time, the Bank may own beneficially more than 25% of the voting securities of one or more Funds and, therefore, may be deemed to “control” such Funds within the meaning of Section 2(a)(9) of the 1940 Act. Furthermore, because each Fund is a portfolio series of the same investment company and Nuveen Advisors serves as the investment advisor of each Fund, all of the Funds may be deemed to be under common control within the meaning of Section 2(a)(9) of the 1940 Act and, therefore, every Fund may be deemed to be an affiliated person of every other Fund within the meaning of Section 2(a)(3) of the 1940 Act. Accordingly, the Bank is either an “affiliated person” of each Fund within the meaning of Section 2(a)(3) of the 1940 Act or an “affiliated person” of an “affiliated person” of each Fund.

It follows, therefore, that the provisions of Section 17(d) and Rule 17d-1 thereunder would, in the absence of an exemptive order, prohibit a Fee Split Arrangement between the Bank and the Funds because (i) the Bank is an “affiliated person” of each Fund or an “affiliated person” of an “affiliated person” of such Fund within the meaning of Section 2(a)(3) of the 1940 Act and (ii) the Fee Split Arrangement between the Bank and each Fund constitutes a “joint enterprise or other joint arrangement or profit-sharing plan” within the meaning of Rule 17d-1(c). The Applicants submit that such exemptive relief is appropriate and that the existence of a Fee Split Arrangement, when subject to the conditions described below, would not be inconsistent with the policy underlying Section 17(d).

As described in greater detail below under “Conditions”, the Board of NIF, including a majority of the Independent Directors, will be required to evaluate the quality of the services to be rendered by the Bank as lending agent for the Funds and the reasonableness of the fees to be paid to the Bank for such services under the Fee Split Arrangement no less frequently than

[4]

See Norwest Bank, Minnesota, N.A., (pub. avail. May 25, 1995) (hereinafter “Norwest”). The Staff stated in Norwest that the mere provision of services to an investment company by an affiliated person, without more, does not establish a joint enterprise or other joint arrangement or profit-sharing plan. By implication, however, the staff indicated in Norwest that a lending agent arrangement between an investment company and an affiliated person of such investment company under which compensation is based on a share of the revenue generated by the lending agent’s efforts may be a “joint enterprise or other joint arrangement or profit sharing plan.”

annually. In no event will the Bank be permitted to serve as securities lending agent for the Funds and be paid under the Fee Split Arrangement unless the Board, including a majority of the Independent Directors, makes specific determinations on the basis of such evaluation that (i) the Lending Agency Agreement is in the best interests of NIF and its shareholders; (ii) the services to be performed by the Bank are required for NIF to engage in securities lending activities; (iii) the nature and quality of the services provided by the Bank under the Lending Agency Agreement are at least equal to those provided by others offering the same or similar services; and (iv) the fees for the Bank’s services, including the structure and amount of the Fee Split Arrangement, are fair and reasonable in light of the usual and customary charges imposed by others for services of the same nature and quality. Furthermore, the Board will, in connection with the initial consideration of these matters following the issuance of the relief requested in this Application, seek to obtain proposals from at least three unaffiliated securities lending agents (in addition to the Bank) and retain an independent consultant to assist the Board in evaluating such proposals.

Either directly or through the Funds’ investment adviser, the Board will also maintain on-going oversight of the services performed by the Bank as securities lending agent for the Funds. The Board will adopt procedures reasonably designed to ensure compliance with the conditions set forth in this Application and the Board, including a majority of the Independent Directors, will review at each quarterly meeting the compliance with such procedures of the loan transactions during the prior quarter. In addition, no less frequently than annually, the Board will review the conditions set forth herein and the procedures adopted by the Board to ensure compliance with such conditions for their continuing appropriateness.

The Applicants believe that compliance with these conditions will protect the Funds and their shareholders from the potential overreaching that is the concern of Section 17(d) and Rule 17d-1 and, therefore, that the relief requested herein will meet the standards set forth in Rule 17d-1(b).5

C. Other Considerations. In addition to the safeguards set forth below under “Conditions,” certain practical considerations favor the granting of the requested relief. The Bank or an affiliated person of the Bank has served as the securities lending agent for NIF continuously since 1996. In the course of this fifteen-year relationship, the Bank has tailored its securities lending systems and procedures to the needs of the Funds, including developing customized software for use in connection with processing securities loans for the Funds. Moreover, in its role as custodian for the Funds, the Bank is in a unique position to minimize operational risks that typically accompany securities lending activities relating to (i) the daily mark-to-market valuation of securities and collateralization of loans, (ii) the timely recall of securities on loan for settlement purposes, and (iii) the timely collection and crediting of appropriate interest and dividend payments (or substitute payments therefor by Borrowers).6

[5]

Applicants are not requesting relief from the Commission with respect to Section 17(e)(1) of the 1940 Act. The Bank will receive compensation for its services as securities lending agent for NIF in accordance with the terms of this Application without such relief in reliance upon Norwest.

[6]

The relief requested in this Application is not conditioned on the Bank continuing to serve as the custodian of the Funds, although such factor would be considered by the Board when evaluating the appropriateness of continuing to retain the Bank as lending agent for the Funds.

D. Precedent. Applicants understand that, in recent years, the Staff has been conducting examinations of the securities lending activities of registered investment companies and their affiliated securities lending agents and that the Staff has not been processing applications seeking relief of the type requested herein during such period of examinations. Previously, the Commission had issued numerous orders granting relief of the type requested in this Application.7 The conditions proposed in this Application include the substance of all conditions required by the Commission in prior applications for the same relief, as well as additional conditions not previously set forth in such applications.

V - CONDITIONS

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1. The Bank will not continue to serve as the lending agent for the Lending Funds from and after 180 days following the effective date of the order requested in this Application unless the Board, including a majority of the Independent Directors, has approved a contract for securities lending services with the Bank based upon a determination that (i) NIF’s contract with the Bank for securities lending services is in the best interests of NIF and its shareholders; (ii) the services to be performed by the Bank are required for NIF to engage in securities lending activities; (iii) the nature and quality of the services provided by the Bank under the contract are at least equal to those provided by others offering the same or similar services; and (iv) the fees for the Bank’s services are fair and reasonable in light of the usual and customary charges imposed by others for services of the same nature and quality. Prior to the

[7]

See, e.g., In re Goldman, Sachs & Co., File No. 812-12452, Investment Company Act Release Nos. 25466 (Mar. 19, 2002) (order) and 25424 (Feb. 20, 2002) (notice); In re Marshall Funds, Inc., File No. 812-11734, Investment Company Act Release Nos. 24458 (May 18, 2000) (order) and 24404 (Apr. 25, 2000) (notice); In re Prudential Investments Fund Management LLC, File No. 812-11354, Investment Company Act Release Nos. 24179 (Dec. 1, 1999) (order) and 24126 (Nov. 5, 1999) (notice); In re Evergreen Equity Trust, File No. 812-11808, Investment Company Act Release Nos. 24129 (Nov. 9, 1999) (order) and 24084 (Oct. 14, 1999) (notice); In re Core Trust Delaware, File No. 812-11112, Investment Company Act Release Nos. 24008 (Sept. 14, 1999) (order) and 23956 (Aug. 19, 1999) (notice); In re American AAdvantage Funds, File No. 812-11028, Investment Company Act Release Nos. 23838 (May 14, 1999) (order) and 23791 (Apr. 19, 1999) (notice); In re State Street Bank and Trust Co., File No. 812-10912, Investment Company Act Release Nos. 23441 (Sept. 22, 1998) (order) and 23418 (Aug. 27, 1998) (notice); In re Bankers Trust Company, File No. 812-10800, Investment Company Act Release Nos. 23370 (Aug. 26, 1998) (order) and 23401 (July 31, 1998) (notice); see also In re Compass Capital Funds, File No. 812-10444, Investment Company Act Release Nos. 22725 (June 24, 1997) (order) and 22693 (May 29, 1997) (notice); In re PaineWebber America Fund, File No. 812-10200, Investment Company Act Release Nos. 22594 (Apr. 1, 1997) (order) and 22541 (Mar. 4, 1997) (notice); In re The Asia Tigers Fund, Inc., File No. 812-9516, Investment Company Act Release Nos. 21950 (May 10, 1996) (order) and 21878 (Apr. 9, 1996) (notice).

Board acting on any proposal to approve such a contract, the Board and Nuveen Advisors will use their best efforts to (i) obtain competing bona fide bids (each, a “Bid”) from the Bank and at least three independent securities lending agents (the Bank and each other party submitting a Bid being referred to herein as a “Bidder”) to provide securities lending services for the Funds and (ii) retain an independent consultant to assist the Board in conducting an evaluation of such Bids. Neither the Board nor Nuveen Advisors nor any consultant retained by the Board or Nuveen Advisors will share with any Bidder information regarding the terms of any Bid submitted by any other Bidder prior to the submission of all Bids. Thereafter, the Board and/or Nuveen Advisors and/or any consultant retained by the Board or Nuveen Advisors may approach one or more Bidders for the purpose of negotiating more favorable terms and conditions for the Funds. Based upon the results of such process, and after an evaluation of the of the quality of the services to be provided by the Bank and other Bidders and the fees proposed to be charged for such services, the Board will take action to approve the selection of one or more securities lending agents for the Funds. The minutes of the meeting of the Board at which the matter is considered will reflect the material factors considered by the Board and the related conclusions reached by the Board in approving the selection of one or more securities lending agents for the Funds. If the Board selects the Bank when another Bidder has proposed a compensation arrangement that is more favorable to the Funds than the Fee Split Arrangement or other compensation arrangement proposed by the Bank, the minutes will reflect the specific reasons the Board selected the Bank rather than such other Bidder.

2. NIF’s contract with the Bank for securities lending agent services will be reviewed annually and will be approved for continuation only if the Board, including a majority of the Independent Directors, makes a determination that (i) NIF’s contract with the Bank for securities lending services is in the best interests of NIF and its shareholders; (ii) the services to be performed by the Bank are required for NIF to engage in securities lending activities; (iii) the nature and quality of the services provided by the Bank under the contract are at least equal to those provided by others offering the same or similar services; and (iv) the fees for the Bank’s services are fair and reasonable in light of the usual and customary charges imposed by others for services of the same nature and quality. Prior to taking any action with respect to approval of the continuation of the contract with the Bank, the Board will consider the advisability of seeking bona fide bids from one or more other securities lending agents and/or retaining an independent consultant to assist the Board in connection with its annual review of the contract.

3. In making the foregoing initial and annual determinations, the Board will consider, among other things, the effectiveness of the Bank in maximizing Securities Lending Revenue for the Funds, consistent with Board’s tolerance for risk, in light of comparative industry data regarding loan utilization rates, rebate rates negotiated with borrowers for various categories of securities and returns obtained from the investment of cash collateral. In addition, the Board will consider the relative risks and rewards associated with participation in a securities lending program of a lending agent as a custodial or non-custodial client of such agent.

4. The Board, including a majority of the Independent Directors, will adopt procedures reasonably designed to ensure that all loans are effected in compliance with the conditions of this Application.

5. The Board, including a majority of the Independent Directors, will (i) review at each quarterly meeting the compliance of the loan transactions during the prior quarter with the conditions of this Application and the procedures adopted by the Board in accordance herewith and (ii) review no less frequently than annually such conditions and procedures for continuing appropriateness.

6. Each Fund will (i) maintain and preserve permanently in an easily accessible place a written copy of the procedures and conditions (and modifications thereto) described herein or otherwise followed in connection with lending securities and (ii) maintain and preserve for a period of not less than six years from the end of the fiscal year in which any loan transaction occurred, the first two years in an easily accessible place, a written record of each such loan transaction setting forth a description of the security loaned, the identity of the person borrowing the security, the terms of the loan transaction, and the information or materials upon which the determination was made that each loan was made in accordance with the procedures set forth above and the conditions to this Application.

7. No Fund will lend its portfolio securities to a borrower that is an affiliated person of the Fund, any investment adviser of the Fund, or the Bank, or to an affiliated person of any such person.

8. The lending activities of each Fund will comply with all present and future applicable Commission and Staff positions regarding securities lending arrangements with respect to the type and amount of collateral, voting of loaned securities, limitations on the percentage of portfolio securities on loan, prospectus disclosure, termination of loans, receipt of dividends, or other distributions and compliance with fundamental policies.

In formulating this request for exemptive relief, Applicants have been guided by the approach employed both by the Commission and by Congress in addressing similar situations involving potential conflicts of interest. For example, Rules 17a-7, 17e-1 and 10f-3 place substantial reliance on the boards of directors of registered investment companies, particularly the independent directors of such companies, to ensure that procedures are in place which are intended to ensure that the terms of a particular transaction are fair and reasonable and do not involve overreaching on the part of any person concerned with the transaction. Consistent with this approach, the conditions proposed herein place reliance on the Independent Directors to determine that the lending arrangements are fair and reasonable and in the best interests of each Fund and its shareholders.

VI - CONCLUSION

In order to ensure that the lending arrangements are consistent with the policy and provisions of the 1940 Act, each Fund will adhere to the conditions and adopt the procedures set forth above. Applicants believe that, in the event that the Board, including a majority of the Independent Directors, determines that it is in the best interests of the Funds to have the Bank serve as securities lending agent, such conditions and procedures will give the Funds the opportunity to benefit from the Bank’s services as securities lending agent while fully protecting the Funds’ shareholders from the conflicts contemplated by Section 17(d) of the 1940 Act and Rule 17d-1 thereunder.

VII - PROCEDURAL MATTERS

Pursuant to Rule 0-2(c)(1) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. The certified resolution of the Board is attached as Exhibit A-1 hereto. The certified resolution of the Board of Directors of Nuveen Advisors is attached as Exhibit A-2 hereto.

The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B hereto.

Pursuant to Rule 0-2(f) under the 1940 Act, the Funds state that their address is 333 West Wacker Drive, Chicago, IL 60606; Nuveen Advisors states that its address is 333 West Wacker Drive, Chicago, IL 60606; and the Bank states that its address is 800 Nicollet Mall, Minneapolis, MN 55402. The Applicants further state that all communications or questions should be directed to Philip Newman, Esq., Goodwin Procter LLP, Exchange Place, 53 State Street, Boston, MA 02109, telephone (617) 570-1558.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

[Signature page follows]

Pursuant to the requirements of the 1940 Act, the Applicants have caused this Application to be duly signed on the 29th day of April 2011.

NUVEEN INVESTMENT FUNDS, INC.

By:	/s/ Kathleen Prudhomme Kathleen Prudhomme Vice President and Assistant Secretary

NUVEEN FUND ADVISORS, INC.

By:	/s/ Gifford Zimmerman Gifford Zimmerman Managing Director and Co-General Counsel

U.S. BANK NATIONAL ASSOCIATION

By:	/s/ Richard Ertel Richard Ertel Senior Vice President and Associate General Counsel

VIII - LIST OF EXHIBITS

Certified Resolution of the Board of Directors of Nuveen Investment Funds, Inc.	Exhibit A-1

Certified Resolution of the Board of Directors of Nuveen Fund Advisors, Inc.	Exhibit A-2

Verifications	Exhibit B

EXHIBIT A-1

Certified Resolution of the Board of Directors of Nuveen Investment Funds, Inc.

The undersigned, being the Vice President and Assistant Secretary of the Nuveen Investment Funds, Inc. (the “Fund”), hereby certifies that the following resolution was adopted by the Board of Directors on April 19, 2011, and that such resolution is in full force and effect as of the date hereof:

RESOLVED, that Nuveen Investment Funds, Inc. (the “Fund”) and each of the officers of the Fund acting on its behalf be, and they hereby are, authorized and directed to file an application in substantially the form presented to the Board of Directors of the Fund, with such changes thereto as the officers of the Fund, on advice of counsel, determine to be necessary or appropriate, and any and all amendments thereto (collectively, the “Application”), with the Securities and Exchange Commission (the “Commission”) for an order pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “Act”), and Rule 17d-1 thereunder (and pursuant to such other provisions of the Act and rules thereunder for relief from such other provisions of the 1940 Act as the officers of the Fund, on advice of counsel, may determine to be necessary or appropriate) permitting U.S. Bank National Association to serve as securities lending agent for the Fund and receive compensation in the form of a revenue-sharing arrangement with the Fund, and the execution by any such officer of the Application and any such other paper or document or the doing by him or her of any act in connection with the foregoing matters shall conclusively establish his or her authority therefor.

IN WITNESS WHEREOF, the undersigned has set her hand hereto this 29th day of April, 2011.

/s/ Kathleen Prudhomme
Kathleen Prudhomme
Vice President and Assistant Secretary

A-1

EXHIBIT A-2

Certified Resolution of the Board of Directors of Nuveen Fund Advisors, Inc.

The undersigned, being the Managing Director and Co-General Counsel of Nuveen Fund Advisors, Inc. (the “Corporation”) hereby certifies that the following resolution was adopted by the unanimous written consent of the Board of Directors dated April 25, 2011, and that such resolution is in full force and effect as of the date hereof:

RESOLVED, that the Corporation and each of its officers acting on its behalf be, and they hereby are, authorized and directed to file an application in substantially the form attached hereto, with such changes thereto as the officers of the Corporation, on advice of counsel, determine to be necessary or appropriate, and any and all amendments thereto (collectively, the “Application”), with the Securities and Exchange Commission (the “Commission”) for an order pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “Act”), and Rule 17d-1 thereunder (and pursuant to such other provisions of the Act and rules thereunder for relief from such other provisions of the 1940 Act as the officers of Nuveen Advisors, on advice of counsel, may determine to be necessary or appropriate) permitting U.S. Bank National Association to serve as securities lending agent for Nuveen Investment Funds, Inc. (the “Fund”) and receive compensation in the form of a revenue-sharing arrangement with the Fund, and the execution by any such officer of the Application and any such other paper or document or the doing by him or her of any act in connection with the foregoing matters shall conclusively establish his or her authority therefor.

IN WITNESS WHEREOF, the undersigned has set his hand hereto this 29th day of April, 2011.

/s/ Gifford Zimmerman
Gifford Zimmerman
Managing Director and
Co-General Counsel

A-2

EXHIBIT B

Verification for Nuveen Investment Funds, Inc.

The undersigned states that she has duly executed the attached Application dated April 29, 2011 for and on behalf of Nuveen Investment Funds (the “Fund”), that she is the Vice President and Assistant Secretary of the Fund, and that all actions of the Board of Directors of the Fund necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that she is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Kathleen Prudhomme
Kathleen Prudhomme
Vice President and Assistant Secretary

Verification for Nuveen Fund Advisors, Inc.

The undersigned states that he has duly executed the attached Application dated April 29, 2011 for and on behalf of Nuveen Fund Advisors, Inc. (the “Adviser”), that he is the Managing Director and Co-General Counsel of the Adviser and that all actions of the Board of Directors of the Adviser necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Gifford Zimmerman
Gifford Zimmerman
Managing Director and Co-General Counsel

Verification for U.S. Bank National Association

The undersigned states that he has duly executed the attached Application dated April 29, 2011 for and on behalf of U.S. Bank National Association (the “Bank”), that he is the Senior Vice President and Associate General Counsel of the Bank and that all actions of the Bank necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Richard Ertel
Richard Ertel
Senior Vice President and Associate General Counsel

B-1